UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Neurotrope, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

64129T108
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
205 East 42nd Street, 20th Floor
New York, New York 10017
(212) 974-3070

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON IROQUOIS MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,027,574*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,027,574*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,027,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.24%*
14	TYPE OF REPORTING PERSON CO

*See Item 5 of this Schedule 13D.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,027,574*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,027,574*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,027,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.24%*
14	TYPE OF REPORTING PERSON IA, OO

*See Item 5 of this Schedule 13D.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL INVESTMENT GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 75,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 75,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*See Item 5 of this Schedule 13D.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON AMERICAN CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 333,333*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 333,333*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*See Item 5 of this Schedule 13D.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON JOSHUA SILVERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,102,574*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,102,574*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,102,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.38%*
14	TYPE OF REPORTING PERSON IN

*See Item 5 of this Schedule 13D.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON RICHARD ABBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,102,574*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,102,574*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,102,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.38%*
14	TYPE OF REPORTING PERSON IN

*See Item 5 of this Schedule 13D.

CUSIP NO. 64129T108

1	NAME OF REPORTING PERSON KIMBERLY PAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 333,333*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 333,333*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

*See Item 5 of this Schedule 13D.

CUSIP NO. 64129T108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Neurotrope, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 50 Park Place, Suite 1401, Newark, New Jersey 07102.

Item 2.	Identity and Background.

(a)         This statement is filed by:

(i)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”);

(ii)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), which serves as the investment advisor to Iroquois Master Fund;

(iii)	Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”);

(iv)	American Capital Management, LLC, a Delaware limited liability company (“American Capital”);

(v)	Joshua Silverman, who serves as the managing member of each of Iroquois Capital and ICIG;

(vi)	Richard Abbe, who serves as the managing member of each of Iroquois Capital and ICIG; and

(vii)	Kimberly Page, who serves as the manager of American Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Note: the Reporting Persons previously reported on Schedule 13G with respect to the Issuer.  The initial Schedule 13G was filed with the Securities and Exchange Commission on February 8, 2016.

(b)           The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.  The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

CUSIP NO. 64129T108

(c)           The principal business of Iroquois Master Fund is serving as a private investment fund.  The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund.  The principal business of ICIG is serving as a private investment fund.  The principal business of American Capital is serving as an investment vehicle for investment purposes.  The principal occupation of each of Messrs. Silverman and Abbe is serving as a managing member of Iroquois Capital and ICIG.  The principal occupation of Ms. Page is serving as Chief Operating Officer, Compliance Officer of Iroquois Capital and as manager of American Capital.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Silverman and Abbe and Ms. Page are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Iroquois Master Fund and ICIG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a private placement on December 22, 2015.  The aggregate purchase price of the (i) 300,000 Shares purchased by Iroquois Master Fund and (ii) 75,000 Shares purchased by ICIG was approximately $75,000, including brokerage commissions.

The shares of Series B Convertible Preferred Stock, par value $0.0001 (the “Preferred Stock”), purchased by each of Iroquois Master Fund and American Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) pursuant to that certain Securities Purchase Agreement, dated November 13, 2015, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2015 (the “Purchase Agreement”).  The aggregate purchase price of the (i) 2,000,000 Shares underlying Preferred Stock purchased by Iroquois Master Fund and (ii) 333,333 Shares underlying Preferred Stock purchased by American Capital was approximately $1,400,000, including brokerage commissions.  The Series A Warrants to acquire 2,000,000 Shares and Series B Warrants to acquire 802,574 Shares (collectively, the “Warrants”) were purchased with working capital (which may, any given time, include margin loans made by brokerage firms in the ordinary course of business) pursuant to the Purchase Agreement.  The aggregate purchase price of the Warrants to acquire 2,802,574 Shares was approximately $1,681,544, including brokerage commissions.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the Shares, Preferred Stock and Warrants based on their belief that the Shares, Preferred Stock and Warrants, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 64129T108

On July 7, 2016, the Reporting Persons filed with the Securities and Exchange Commission a preliminary consent solicitation statement in connection with its anticipated solicitation of written consents (the “Solicitation”) from the stockholders of the Issuer to consent to the following actions without a stockholders’ meeting, as authorized by Section 78.320 of the Nevada Revised Statutes:

(i)
Amend Article III, Section 1 of Issuer’s Amended and Restated Bylaws (the “Bylaws”) to provide that stockholders have the ability to fix the size of the Issuer’s Board of Directors (the “Board”) and to increase the size of the Board to eleven directors;

(ii)	Amend Article III, Section 2 of the Bylaws to allow newly created directorships resulting from an increase in the size of the Board to be filled by a vote of the stockholders;

(iii)
Subject to approval of the above actions, elect five nominees (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of the Issuer (or, if any such Nominee was unable or unwilling to serve as a director of the Issuer, any other person designated as a Nominee by the Reporting Persons); and

(iv)
Remove the power of the Board to amend the Bylaws prior to the next annual meeting of stockholders and repeal any provision of the Bylaws adopted by the Board in effect at the time this proposal becomes effective that was not included in the Bylaws as of July 7, 2016.

The Reporting Persons believe the Board must be reconstituted to ensure that the directors take all necessary steps for the Issuer’s stockholders to realize the maximum value on their investment.  The Reporting Persons are currently in discussions with management and the Board and are hopeful that a constructive resolution can be reached that is in the best interests of all shareholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 64129T108

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,413,758 Shares, which represents (1) the 49,277,851 Shares outstanding, as of May 9, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 13, 2016 plus (2) an aggregate of 5,135,907 Shares issuable upon the (i) conversion of 2,000,000 Shares underlying the Preferred Stock owned by Iroquois Master Fund, (ii) conversion 333,333 Shares underlying the Preferred Stock owned by American Capital, and (iii) exercise of the Series A Warrants owned by Iroquois Master Fund to acquire 2,000,000 Shares and (iv) exercise of the Series B Warrants owned by Iroquois Master Fund to acquire 802,574 Shares.

Excluded from Iroquois Master Fund’s  beneficial ownership are an aggregate of 9,864,092 Shares consisting of  (i) 7,197,425 Shares issuable upon the exercise of certain of the Issuer’s warrants owned by Iroquois Master Fund, (ii) 166,667 Shares underlying Preferred Stock owned by ICIG, (iii) 833,335 Shares issuable upon the exercise of certain of the Issuer’s warrants directly owned by ICIG and (iv) 1,666,665 Shares upon the exercise of certain of the Issuer’s warrants owned by American Capital due to a conversion cap that precludes the holder thereof from converting such warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Beneficial Ownership Limitation”).

A.	Iroquois Master Fund

(a)
As of the close of business on July 14, 2016, Iroquois Master Fund beneficially owned 5,027,574 Shares consisting of (i) 225,000 Shares directly and beneficially owned by Iroquois Master Fund, (ii) 2,000,000 Shares underlying Preferred Stock owned by Iroquois Master Fund and (iii) 2,802,574 Shares underlying Warrants owned by Iroquois Master Fund.

Percentage: 9.24%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,027,574
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,027,574

(c)	Iroquois Master Fund has not entered into any transactions in the Shares during the past 60 days.

B.           Iroquois Capital

(a)	As of the close of business on July 14, 2016, Iroquois Capital beneficially owned 5,027,574 Shares by virtue of its relationship as the investment manager to Iroquois Master Fund.

Percentage: 9.24%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,027,574
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,027,574

CUSIP NO. 64129T108

(c)	Iroquois Capital has not entered into any transactions in the Shares during the past 60 days.

C.	ICIG

(a)	As of the close of business on July 14, 2016, ICIG directly and beneficially owned 75,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 75,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 75,000

(c)	ICIG has not entered into any transactions in the Shares during the past 60 days.

D.	American Capital

(a)	As of the close of business on July 14, 2016, American Capital beneficially owned 333,333 Shares underlying Preferred Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 333,333
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 333,333

(c)	American Capital has not entered into any transactions in the Shares during the past 60 days.

E.	Joshua Silverman

(a)	As of the close of business on July 14, 2016, Mr. Silverman beneficially owned 5,102,574 Shares by virtue of his relationship as the managing member of Iroquois Master Fund and ICIG.

Percentage: 9.38%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,102,574
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,102,574

(c)	Mr. Silverman has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 64129T108

F.	Richard Abbe

(a)	As of the close of business on July 14, 2016, Mr. Abbe beneficially owned 5,102,574 Shares by virtue of his relationship as the managing member of Iroquois Master Fund and ICIG.

Percentage: 9.38%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,102,574
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,102,574

(c)	Mr. Abbe has not entered into any transactions in the Shares during the past 60 days.

G.	Kimberly Page

(a)	As of the close of business on July 14, 2016, Ms. Page beneficially owned 333,333 Shares by virtue of her relationship as the manager of American Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 333,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 333,333
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Page has not entered into any transactions in the Shares during the past 60 days.

As of the close of business on July 14, 2016 the Reporting Persons collectively beneficially owned an aggregate of 5,435,907 Shares (including certain warrants and Preferred Stock held by the Reporting Persons and subject to the Beneficial Ownership Limitation described in this Item 5), constituting approximately 9.99% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 15, 2016 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On November 13, 2015, each of Iroquois Master Fund, ICIG and American Capital entered into a Purchase Agreement with the Issuer pursuant to which (i) Iroquois Master Fund acquired shares of Preferred Stock convertible into 2,000,000 Shares at a conversion price of $0.60 per Share and certain warrants to acquire 10,000,000 Shares at an exercise price of $0.60 per Share, (ii) ICIG acquired shares of Preferred Stock convertible into 166,667 Shares at a conversion price of $0.60 per Share and certain warrants to acquire 833,335 Shares at an exercise price of $0.60 per Share and (iii) American Capital acquired shares of Preferred Stock convertible into 333,333 Shares at a conversion price of $0.60 per Share and certain warrants to acquire 1,666,665 Shares at an exercise price of $0.60 per Share.  A copy of the Purchase Agreement was attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 22, 2015

CUSIP NO. 64129T108

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, American Capital Management, LLC, Joshua Silverman, Richard Abbe, and Kimberly Page, dated July 15, 2016.

CUSIP NO. 64129T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2016

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC, its investment manager

IROQUOIS CAPITAL INVESTMENT GROUP LLC

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

AMERICAN CAPITAL MANAGEMENT, LLC

By:	/s/ Kimberly Page
	Name:	Kimberly Page
	Title:	Manager

/s/ Joshua Silverman
JOSHUA SILVERMAN

/s/ Richard Abbe
RICHARD ABBE

/s/ Kimberly Page
KIMBERLY PAGE

CUSIP NO. 64129T108

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address

Richard Abbe, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017

Joshua Silverman, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017